
03025136


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from April 28, 2002 to December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: 0-2816

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, IL 60706-4548

CR

Financial Statements and Supplemental Schedule

Methode Electronics, Inc. 401(k) Savings Plan

Period from April 28, 2002 to December 31, 2002
and year ended April 27, 2002
with Report of Independent Auditors

Employer Identification Number 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedule

Period from April 28, 2002 to December 31, 2002
and year ended April 27, 2002

Contents

0302-0390961



Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Administration Committee
Methode Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2002 and April 27, 2002, and the related statements of changes in net assets available for benefits for the period from April 28, 2002 to December 31, 2002, and year ended April 27, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and April 27, 2002, and the changes in its net assets available for benefits for the period from April 28, 2002 to December 31, 2002, and year ended April 27, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 8, 2003

0302-0390961

EIN 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2002	April 27 2002
Assets		
Cash	**$ 25,324**	$ 101,634
Investments:		
Group annuity contract	**2,151,880**	1,712,959
Mutual funds	**15,627,206**	16,083,321
Common stock	**4,000,398**	5,090,824
Participant loans	**901,151**	818,040
Total investments	**22,680,635**	23,705,144
Receivables:		
Participant contribution receivable	–	4,504
Accrued interest	**19,009**	–
Total receivables	**19,009**	4,504
Total assets	**22,724,968**	23,811,282
Liabilities		
Net payable for pending investment purchases	**30,744**	75,376
Net assets available for benefits	**$22,694,224**	$23,735,906

See notes to financial statements.

EIN 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Period from April 28, 2002 to December 31, 2002	**Year ended April 27, 2002**
Additions		
Participant contributions	**$ 1,650,140**	$ 2,306,368
Company contributions	**1,333,489**	1,832,951
Rollovers	**32,749**	49,612
Interest and dividends	**383,368**	718,461
Total additions	**3,399,746**	4,907,392
Deductions		
Benefits paid to participants	**965,668**	1,873,726
Reimbursement to plan sponsor	**–**	13,759
Administrative fees	**1,478**	–
Transfer to Stratos Lightwave, Inc. 401(k) Savings Plan	**1,480**	4,393,239
Net realized and unrealized depreciation in fair value of investments	**3,472,802**	985,803
Total deductions	**4,441,428**	7,266,527
Net decrease	**(1,041,682)**	(2,359,135)
Net assets available for benefits:		
Beginning of year	**23,735,906**	26,095,041
End of year	**$22,694,224**	$23,735,906

See notes to financial statements.

Methode Electronics, Inc.
401(k) Savings Plan

Notes to Financial Statements

Period from April 28, 2002 to December 31, 2002
and year ended April 27, 2002

1. Description of the Plan

The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan's provisions. Copies of the SPD are available from Methode Electronics, Inc.

General

The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.

In connection with the Company's spin off of Stratos Lightwave, Inc., affected participants of the Plan were permitted to transfer their account balances to a newly formed plan. Account balances totaling approximately $4.4 million were transferred to the Stratos Lightwave, Inc. 401(k) Savings Plan.

Prior to April 28, 2002, the Plan year ended on the Saturday closest to April 30. Effective April 28, 2002, the Plan was amended, whereby the Plan year was redefined as being a 12-month period beginning January 1 and ending December 31.

Participation

Effective April 1, 2002, employees who are employed by the Company for three full calendar months will be eligible to participate in the Plan on the first day of the following calendar month. Prior to April 1, 2002, employees who were employed by the Company for at least 12 consecutive months and credited with at least 1,000 hours of service were eligible to participate in the Plan.

1. Description of the Plan (continued)

Contributions

Effective January 1, 2002, participants may elect to contribute a minimum of 2% of their pretax annual compensation, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS). Prior to January 1, 2002, participants could contribute 2% to 15% of their pretax annual compensation subject to the IRS annual dollar limit.

The Company contributes to the Plan, on behalf of each participant, 3% of each participant's compensation for the portion of the Plan year in which the participant was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Participant Withdrawals

Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the Company Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratable through payroll deductions.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants' benefits.

The group annuity contract had an average yield of 5.4% (annualized) for the period April 28, 2002 to December 31, 2002, and 4.94% for the year ended April 27, 2002. The crediting interest rate was 4.25% at December 31, 2002 and April 27, 2002. The crediting interest rate for the group annuity contract is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract was approximately $2,278,228 at December 31, 2002.

The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are stated at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Generally, expenses of the Plan are paid by the Company.

3. Investments

The Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Period from April 28, 2002 to December 31, 2002	Year ended April 27, 2002
Common stock	$(1,133,199)	$ 195,686
Mutual funds	(2,339,603)	(1,181,489)
	$(3,472,802)	$ (985,803)

3. Investments (continued)

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31 2002	April 27 2002
Hartford Life Insurance Group Annuity Contract	**$2,151,880**	$1,712,959
The American Funds Group:		
American Balanced Fund	**4,676,450**	4,198,589
American Mutual Fund	**2,503,560**	2,874,883
Fidelity Institutional Retirement Services Company:		
Fidelity Magellan Fund	**3,287,881**	3,756,929
Fidelity Growth and Income Fund	**3,180,666**	3,395,410
Methode Electronics, Inc., Class A Common Stock	**3,806,173**	3,937,433

4. Income Tax Status

The Plan has received a determination letter from the IRS dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Subsequent Events

The Company acquired Kill & Bolton Associates International, Inc. (KBA) on January 31, 2003. Employees of KBA will be eligible to participate in the Plan effective February 1, 2003.

Effective January 1, 2003, the accounting operations of Connectivity Technologies, Inc. (Connectivity), a subsidiary of Methode Electronics, Inc., were integrated into the Company. Employees of Connectivity will be eligible to participate in the Plan effective January 1, 2003.

Supplemental Schedule

EIN 36-2090085
Plan #002

Methode Electronics, Inc.
401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue	Description of Investment	Shares	Contract/ Current Value
Annuity contract			
Hartford Life Insurance Company	Group Annuity Contract	2,151,880	$ 2,151,880
Mutual funds			
The American Funds Group	American Balanced Fund	324,303	4,676,450
	American Mutual Fund	123,207	2,503,560
	Europacific Growth Fund	12,196	280,145
Fidelity Institutional Retirement Services Company	Government Money Market Fund	762,735	762,735
	Magellan Fund	41,640	3,287,881
	Growth and Income Fund	104,938	3,180,666
MFS	MFS Investors Growth Stock Fund	44,534	411,048
Putnam	Putnam Voyager Fund	41,284	524,721
			15,627,206
Common stock			
Stratos Lightwave, Inc.*	Stratos Lightwave, Inc. Common Stock	43,227	190,156
Methode Electronics, Inc.*	Methode Electronics, Inc., Class A Common Stock	346,962	3,806,173
Methode Electronics, Inc.*	Methode Electronics, Inc., Class B Common Stock	212	4,069
			4,000,398
Participant loans	Interest rates range from 5.75% to 10.5%	–	901,151
			$22,680,635

**Party in interest.*

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2003

By: [signature]
Douglas A. Koman
Vice President, Corporate Finance
(Principal Financial Officer)

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61940) pertaining to the Methode Electronics, Inc. 401(k) Savings Plan, of our report dated May 8, 2003, with respect to the financial statements and schedule of Methode Electronics, Inc. 401(k) Savings Plan included in this Annual Report (Form 11-K) for the period from April 28, 2002 to December 31, 2002.

Ernst & Young LLP

Chicago, Illinois
June 26, 2003